UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

StationDigital Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)
85769Y107
(CUSIP Number)

July 14, 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      ☐      Rule 13d-1(b)
      ☒      Rule 13d-1(c)
      ☐      Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIMOTHY ROBERTS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,450,070
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,450,070
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,450,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.93%
12		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a).                          Name of Issuer:
StationDigital Corporation (Issuer").
Item 1(b).                          Address of Issuer's Principal Executive Offices:
          Highland Park Two, 5700 Oakland Avenue, #200, St. Louis, Missouri 63110

Item 2(a).                          Name of Filing Person:  The "Reporting Persons" are:
Timothy Roberts
Item 2(b).                          Address of Principal Business Office or, if none, Residence:
          1461 Sycamore Manor Drive, Chesterfield, MO 63017

Item 2(c).                          Citizenship:

Mr. Roberts is a United States citizen.

Item 2(d).                          Title of Class of Securities:
Common Stock, $0.001 stated value per share (the "Common Shares")
Item 2(e).                          CUSIP Number:
85769Y107
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(b)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(c)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(d)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___
Item 4.	Ownership:
(a) Amount beneficially owned by all Reporting Persons: 8,450,070 Common  Shares.

(b) Percent of class: 9.93% of the outstanding Common Shares.

(c) Number of shares as to which the Reporting Persons have:

(i) sole power to vote or to direct the vote: 8,450,070 Common Shares

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 8,450,070 Common Shares

(iv) shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:

Not applicable.
Item 10.                          Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                  July 21, 2015

/s/ Timothy Roberts
TIMOTHY ROBERTS